Exhibit 99.3

Form 51-102F3
Material Change Report

1.           Name and Address of Company

Helix BioPharma Corp.
#3 - 305 Industrial Parkway South
Aurora, Ontario, Canada  L4G 6X7

2.           Date of Material Change

September 4, and September 8, 2009

3.           News Release

News releases respecting this material change were disseminated on September 4, 2009 and on September 8, 2009 via CNW Group, and certain newswire services in other countries.

4.           Summary of Material Change

On September 4, 2009, Helix BioPharma Corp. (“Helix” or the “Company”), (TSX, FSE: “HBP” / OTCQX: “HXBPF”) announced that it had accepted subscriptions for the purchase, by way of private placement, of a total of 6,625,000 units at $2.05 per unit, and that it anticipated closing the private placement by September 11, 2009.   On September 8, 2009, Helix announced that it had closed the private placement.

5.           Full Description of Material Change

Helix has issued, by way of private placement, a total of 6,625,000 units at $2.05 per unit.  Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $2.87 until 5:00 pm Toronto time on September 7, 2012.  The net proceeds after expenses are expected to be approximately $11.7 million, and will be used for working capital, primarily to support the Company’s expanding clinical trial initiatives. See also the press release dated September 8, 2009 attached.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.           Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.           Executive Officer

Photios (Frank) Michalargias, Chief Financial Officer
Tel: (905) 841-2300 ext 233

9.           Date of Report

September 8, 2009

Forward-Looking Statements and Information

This report contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed use of proceeds of the private placement, its estimated net proceeds of the placement, and its clinical trial initiatives, which statements and information can be identified by the use of forward looking terminology such as “will”, “estimated”, and “expanding”.  Helix’s actual results could differ materially from these forward-looking statements and information as a result of numerous risk factors, including without limitation,  the risk that that the net proceeds of the placement may be different than estimated and may be used for purposes other than those currently intended; research & development risks, which may result in material changes to, or the termination of, the Company’s clinical trial initiatives; and Helix’s continuing need for additional future capital to carry on its business, which may not be available.    The latter two risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest MD&A, Form 20-F, and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. S.E.C. from time to time at www.sedar.com, and www.sec.gov/edgar.shtml, respectively.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com

Sept 8, 2009
N E W S  R E L E A S E

HELIX BIOPHARMA CLOSES PRIVATE PLACEMENT

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced that it has closed its previously announced private placement of 6,625,000 units at $2.05 per unit.

Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $2.87 for up to three years after the closing date of the private placement.  Net proceeds after expenses are expected to be approximately $11.7 million and will be used for working capital, primarily to support the Company’s expanding clinical trial initiatives.

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol “HBP” and the OTCQX International Market under the symbol “HXBPF”.

For further information contact:

Investor & Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

This News Release contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed use of proceeds of the private placement, its estimated net proceeds of the placement, and its clinical trial and development initiatives, which statements and information can be identified by the use of forward looking terminology such as “will”, “estimated”, “expanding”, and “developing”.  Helix’s actual results could differ materially from these forward-looking statements and information as a result of numerous risk factors, including without limitation,  the risk that that the net proceeds of the placement may be different than estimated and may be used for purposes other than those currently intended; research & development risks, which may result in material changes to, or the termination of, the Company’s clinical trial and development initiatives; and Helix’s continuing need for additional future capital to carry on its business, which may not be available.    The latter two risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest MD&A, Form 20-F, and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. S.E.C. from time to time at www.sedar.com, and www.sec.gov/edgar.shtml, respectively.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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